UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 11, 2022, Vascular Biogenics Ltd. (“VBL”) entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”), with respect to an at-the-market offering program under which VBL may offer and sell, from time to time at its sole discretion, its ordinary shares, par value NIS 0.01 per share, having an aggregate offering price of up to $50.0 million through Jefferies as its sales agent or principal.

VBL is not obligated to sell any ordinary shares under the sales agreement. Subject to the terms and conditions of the sales agreement, Jefferies will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable laws and regulations, to sell ordinary shares from time to time based upon VBL’s instructions, including any price, time or size limits or other customary parameters or conditions it specifies, subject to certain limitations. Under the sales agreement, Jefferies may sell VBL’s ordinary shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The issuance and sale, if any, of VBL’s ordinary shares by it under the sales agreement will be made pursuant to its effective registration statement on Form F-3 (Registration Statement No. 333-251821), filed with the U.S. Securities and Exchange Commission (“SEC”) on December 30, 2020 and declared effective on January 8, 2021, and related base prospectus dated January 8, 2021 and a prospectus supplement dated February 11, 2022.

VBL will pay Jefferies a commission equal to 3% of the gross proceeds from each sale of ordinary shares sold through Jefferies under the sales agreement and will provide Jefferies with customary indemnification and contribution rights. In addition, VBL agreed to reimburse certain legal expenses and fees of Jefferies in connection with the execution of the sales agreement up to a maximum of $95,000, in addition to certain ongoing fees and disbursements of Jefferies’ counsel, if required. The sales agreement will terminate upon the sale of all $50.0 million of ordinary shares under the sales agreement, unless earlier terminated by either party as permitted therein.

Horn & Co., Israeli counsel to VBL, has issued a legal opinion relating to the validity of the ordinary shares being offered pursuant to the sales agreement. A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

The foregoing description of the sales agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy ordinary shares, nor shall there be any offer, solicitation, or sale of the ordinary shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

On February 10, 2022, VBL agreed with Oppenheimer & Co. Inc. (“Oppenheimer”) to terminate, effective February 11, 2022, its Equity Distribution Agreement dated May 17, 2019, between VBL and Oppenheimer.

This Report of Foreign Private Issuer on Form 6-K and the exhibits filed herewith shall be incorporated by reference into VBL’s registration statements on Form F-3 (File No. 333-251821 and 333-238834), filed with the SEC on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
1.1	Open Market Sale AgreementSM, dated February 11, 2022, by and between Vascular Biogenics Ltd. and Jefferies LLC
5.1	Opinion of Horn & Co., Israeli counsel to VBL
23.1	Consent of Horn & Co. (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: February 11, 2022	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer